Mail Stop 4561

October 16, 2008

U.S. Mail and facsimile to (808)554-0574.

Dean K. Hirata
Vice Chairman Chief Financial Officer
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

      Re: **Central Pacific Financial Corp.**
           Form 10-K for Fiscal Year Ended December 31, 2007
           Forms 10-Q for the Periods Ended March 31 and June 30, 2008
           File No. 001-31567

Dear Mr. Hirata:

      We have reviewed your response to our comment letter dated August 7, 2008, which was filed on August 21, 2008, and have the following additonal comments.

Form 10-K for the Year Ended December 31, 2007

Our Services, page 4

1.   We note your response to comment 1 to our letter dated August 7, 2008. Given that a significant amount of your loan portfolio is subject to interest reserves (approximately 21% at December 31, 2007 and 16% at June 30, 2008), please consider providing the following additional information in future filings, much of which is included in your response, or tell us why you do not believe similar disclosures are not necessary or material:

- Discussion of the loan types where interest reserves are required and the purpose of the interest reserves;

- Disclosure of the principal amount of loans subject to interest reserves and remaining interest reserves;

- Discussion of your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves;

- Discussion of your monitoring procedures for these loans, with specific focus on how you evaluate the loan for impairment given that it may appear the loan is current since the borrower is using the interest reserves to make monthly payments on the loan;

- Discussion of whether there have been any trends in extensions, renewals and/or restructuring of the loans subject to interest reserves;

- Clearly disclose how restructurings or the extension of additional reserves are reflected in your past due metrics, and quantify the amount of additional reserves extended based on such restructurings; and

- Discussion of the reasons for the significant decrease in loans with reserves as well as in the outstanding reserve balances from December 31, 2007 to June 30, 2008, and identify any trends reflected.

Financial Statements, beginning on page 48

Note 1. Summary of Significant Accounting Policies, page 56

Reclassifications and Corrections, page 56

2.   We note your response to comment 5 to our letter dated August 7, 2008. In order for us to more fully evaluate your response and your conclusion about the materiality of the errors related to income taxes, please respond to the following:

- Tell us in more detail the nature of the tax errors, quantifying each type separately;

- Tell us how the errors were discovered and when you finalized the amount of the errors;

- Quantify the amount of the errors originating each period;

- Tell us how the error corrections are reflected in the rate reconciliation in Note 17;

- Clarify how you reached a conclusion that the effect on prior quarterly results was not material. In this regard, your response indicates that based on the guidance provided in APB 28, you concluded that the correction of the prior period tax errors in the quarterly periods in fiscal 2007 was not material, but you do not address the prior interim periods in which the error originated;

- Tell us whether the conclusion about materiality was discussed with KPMG's National Office; and

- Please consider providing additional clarifying disclosure about these out-of-period errors in future filings. Therefore, in response to this comment, please also provide disclosure that you would propose to include in future filings relating to these out-of-period errors. The disclosure should specifically focus on your conclusion that the effect of recording the correction of the errors out-of-period was not material to 2007 results and should provide an additional description of the nature of the errors.

Goodwill and Other Intangible Assets, page 59

3. We note your response to prior comment 6 in our letter dated August 7, 2008. In order for us to more fully understand your analysis of goodwill for impairment and your analysis of other intangible assets, please address the following:

- Please tell us how your consideration of the actual core deposit premium run-off percentage to the percentage of cumulative amortization recognized on the core deposit premium to identify impairment complies with paragraph 7 of SFAS 144, which requires the comparison of the carrying value of the asset to its fair value. Describe in more detail how you determine fair value at each impairment test date and tell us the fair value and carrying value of these assets at December 30, 2007 and June 30, 2008.

- We note that after the elimination of all goodwill associated with the commercial real estate reporting unit that your book value significantly exceeds your market capitalization. Please tell us in more detail how you determined the fair value of the reporting units at December 30, 2007 and June 30, 2008. Include a discussion of the material assumptions you relied on in estimating future cash flows in your response. Also, discuss the extent to which you reconcile the discounted cash flows for each reporting unit to your total enterprise value and identify the nature of any additional adjustments used in that process.

- Regarding the assumptions used to perform you future cash flows analysis, please consider providing additional clarifying disclosures in future filings about your sensitivity to the estimates used in your analysis and the early warning disclosures referenced in paragraph B57 of SFAS 144. Please provide disclosure in your response that you would propose to include in future filings relating to your analysis, your material estimates, and your sensitivity to them.

Note 22. Fair Value of Financial Instruments, page 86

Loans, page 86

4. Considering the deteriorating credit markets and the significant increase in charge-offs and the provision for the allowance for loan and lease losses, please

tell us the material assumptions used to determine the fair value of your loans such that fair value exceeds carrying value.

Form 10-Q for the period ended June 30, 2008

5.   Please revise future interim filings to include updated footnote disclosure of your investment securities. In your response, please provide the disclosure that you would propose to include in future filings.

Note 5. Securitizations

6.   Please revise future filings to include the applicable disclosures required by paragraph 17 of SFAS 140. In your response, please provide the disclosure that you would propose to include in future filings.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief